Filed by Invitrogen Corporation
Pursuant to Rule 425 under the Securities Act of 1933
and Deemed Filed Pursuant to Rule 14a-12
Under the Securities Exchange Act of 1934

Subject Company: Applera Corporation
Commission File No.: 001-04389

Organizational Announcement

To:	All Invitrogen Employees Worldwide

From:	Greg Lucier, Chairman and CEO

Re:	Important Message from Greg Lucier

Date:	June 12, 2008

Dear Colleagues:

I am pleased to announce an important milestone and new chapter in Invitrogen’s history. Today we announced that Invitrogen and Applied Biosystems will combine to create a global leader in biotechnology reagents and systems, with significant commercial, operational and technical scale, uniquely positioned to accelerate and drive new discoveries and commercial applications. The combined company will have a major presence in key growth markets and exceptional technical capabilities in the areas of genetic analysis, proteomics, cell biology and cell systems. You can read the press release on the investor section of our website at www.invitrogen.com.

ABI serves the life science industry and research community by developing and marketing instrument-based systems, consumables, software and services. ABI’s products also serve the needs of some growing markets outside of core life science research, including human identity testing (forensic and paternity testing), biosecurity (products needed in response to the threat of biological terrorism and other malicious, accidental, and natural biological dangers), and quality and safety testing, such as testing required for food and pharmaceutical manufacturing.

Following the close of the transaction, I will be Chairman and Chief Executive Officer of the combined company and Mark P. Stevenson, the current ABI President, will be President and Chief Operating Officer. We are targeting to close the transaction in the fall of 2008, and we are committed to providing a seamless transition. As we move through the integration process and through closing, it will remain “business-as-usual” and Invitrogen and ABI will continue to operate as separate companies.

Along with the press release issued today, we have posted a Frequently Asked Questions document and other supporting materials on Disco’s homepage to provide you with additional information about this acquisition. We have also scheduled employee meetings at our various locations to provide you with more information. We are committed to keeping you informed through the integration process. In the meantime, if you have any questions, please feel free to speak with your manager or send your questions via email to employee.communications@invitrogen.com.

This is an important time for our company and it is essential that we speak with one voice. Consequently, should you receive calls or inquiries from the media or other interested parties, I ask that you please do not respond, but rather forward any calls or emails you may receive to Farnaz Khadem at 760-603-7245 or Farnaz.Khadem@invitrogen.com.

Thank you for your commitment to Invitrogen. This transaction is possible due in no small part to your outstanding efforts and I would like to thank each and every one of you for your hard work and dedication to the Invitrogen team. I am truly excited about the opportunities this transaction will afford our company, and I am confident that our combined company will have a bright future.

Sincerely,

Gregory T. Lucier

Chairman and Chief Executive Officer

FORWARD-LOOKING STATEMENTS

Certain statements contained herein are “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, and Invitrogen and Applera intend that such forward-looking statements be subject to the safe harbor created thereby. Forward-looking statements may be identified by words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates,” “will,” or words of similar meaning and include, but are not limited to, statements about the expected future business and financial performance of the Applied Biosystems Group of Applera, Invitrogen and the combined company. Such forward-looking statements include, but are not limited to, statements relating to financial projections, including revenue and pro forma EPS projections; success in acquired businesses, including cost and revenue synergies; development and increased flow of new products; leveraging technology and personnel; advanced opportunities and efficiencies; opportunities for growth; and expectations of prospective new standards, new delivery platforms, and new selling specialization and effectiveness. A number of the matters discussed herein that are not historical or current facts deal with potential future circumstances and developments, in particular, information regarding the new company, including expected synergies resulting from the merger of Invitrogen and Applera, combined operating and financial data, future research and development plans and whether and when the transactions contemplated by the merger agreement will be consummated. The discussion of such matters is qualified by the inherent risks and uncertainties surrounding future expectations generally and other factors that could cause actual results to differ materially from future results expressed or implied by such forward-looking statements. Such risks and uncertainties include, but are not limited to: the failure to realize capital and operating expense synergies; the result of the review of the proposed merger by various regulatory agencies, and any conditions imposed on the new company in connection with consummation of the merger; approval of the merger by the stockholders of Invitrogen and Applera and satisfaction of various other conditions to the closing of the merger contemplated by the merger agreement; and the risks that are described from time to time in Invitrogen’s and Applera’s respective reports filed with the SEC, including Invitrogen’s annual report on Form 10-K for the year ended December 31, 2007 and quarterly report on Form 10-Q for the quarter ended March 31, 2008 and Applera’s annual report on Form 10-K for the year ended June 30, 2007 and quarterly reports on Form 10-Q for the quarters ended September 30, 2007, December 31, 2007 and March 31, 2008, as such reports may have been amended. This document speaks only as of its date, and Invitrogen and Applera each disclaims any duty to update the information herein.

ADDITIONAL INFORMATION AND WHERE TO FIND IT

This announcement is being made pursuant to and in compliance with Rules 165 and 425 of the Securities Act of 1933 and does not constitute an offer of any securities for sale or a solicitation of an offer to buy any securities. In connection with the proposed transaction, Invitrogen and Applera expect to file a proxy statement/prospectus as part of a registration statement on Form S-4 regarding the proposed transaction with the Securities and Exchange Commission, or SEC. Investors and security holders are urged to read the proxy statement/prospectus because it will contain important information about Invitrogen and Applied Biosystems and the proposed transaction. The final joint proxy statement/prospectus will be mailed to shareholders of Invitrogen and Applera’s Applied Biosytems Group. Investors and security holders may obtain a free copy of the definitive proxy statement/prospectus and other documents when filed with the SEC at the SEC’s website at www.sec.gov. The definitive proxy statement/prospectus and other relevant documents may also be obtained free of charge from Invitrogen by directing such requests to: Invitrogen Corporation, Attention: Investor Relations 5791 Van Allen Way, Carlsbad, CA 92008, or from Applied Biosystems by directing such requests to: Applied Biosystems, Attention: Investor Relations 850 Lincoln Center Drive, Foster City, CA 94404.

PARTICIPANTS IN THE SOLICITATION

Invitrogen and Applera and their respective directors, executive officers and certain other members of their management and employees may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction. Information concerning all of the participants in the solicitation will be included in the proxy statement relating to the proposed merger when it becomes available. Each of these documents is, or will be, available free of charge at the Securities and Exchange Commission’s Web site at http://www.sec.gov and from Invitrogen Investor Relations, telephone: 760-603-7200 or on Invitrogen’s website at http://www.invitrogen.com or Applied Biosystems’s website: at http://www.appliedbiosystems.com.